Contact

www.linkedin.com/in/simon-
fenner-42914ba2 (LinkedIn)

Simon Fenner

.
New York, New York, United States

Experience

Albartross Design Holdings LLC
Chairman
June 2024 - Present (4 months)

Westprak Holdings LLC
Managing Director
September 2021 - Present (3 years 1 month)
Texas, United States

LUKOIL Pan Americas, LLC
Managing Director
July 2014 - July 2021 (7 years 1 month)

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